Exhibit 99.3
NICE Commits to Corporate Citizenship and Social Responsibility in Inaugural
Environmental, Social and Governance Report

Formalizing dedication to ESG projects following years of positive practices, NICE’s report highlights commitment to
UN SDGs and the contribution of its products to improving public safety and fighting financial crime

Hoboken, N.J., February 8, 2022 – NICE (Nasdaq: NICE) today announced the release of its first Environmental, Social and Governance (ESG) report. NICE has promoted positive ESG practices for years and this inaugural report, which adheres to GRI Materiality Disclosure Service standards, is the first disclosure of the company’s structured ESG strategy. The report highlights key strategies and processes the company has invested in and takes NICE’s commitment to the next level by setting ESG goals for the upcoming year.

NICE is guided by a deep commitment to social contribution, environmental sustainability and good corporate citizenship. The company’s responsibility to the environment we live in and the communities we serve is based on a clear alignment between business and corporate responsibility strategies. Whether through delivering sustainable, cloud-based environmentally friendly products to the marketplace or its employees’ amazing volunteer work with local communities, NICE is known for its responsible business conduct and corporate citizenship. As highlighted in the report, the company is proud to present ways in which it supports the UN Sustainable Development Goals (SDGs) of gender equality, decent work and economic growth, responsible consumption and production, climate action, and peace, justice and strong institutions.

Among the report’s key highlights is NICE’s impact through technology, exemplified by a dedication to contribute towards a better society through user-friendly products that prevent financial crime and improve public safety as well as boost worker well-being, increase personal accessibility and enable work for people with disabilities.

Additional highlights of NICE’s ESG performance include alignment with ISO 14001 and ISO 27001 certified policies and procedures, demonstrating dedication to environmentally friendly programs and data protection, and the Code:Coda social project, where 193 young girls are mentored weekly in coding and technology by leading NICE female engineers. NICE's approach to corporate governance, constituting a structured ethics program that combines policies such as the Code of Ethics and Business Conduct and Anti Bribery and Corruption Program, is also highlighted and showcases the company’s zero tolerance for corruption and bribery. To view the report, click here.

Barak Eilam, CEO, NICE, said, “The launch of our inaugural ESG report underscores our unwavering commitment to corporate citizenship. As demonstrated throughout this report, our efforts are resolute, practical and effective. We’re proud of our focus on operating with integrity and transparency, creating a better world for our employees, customers and communities.”

About NICE
With NICE (Nasdaq: NICE), it’s never been easier for organizations of all sizes around the globe to create extraordinary customer experiences while meeting key business metrics. Featuring the world’s #1 cloud native customer experience platform, CXone, NICE is a worldwide leader in AI-powered self-service and agent-assisted CX software for the contact center – and beyond. Over 25,000 organizations in more than 150 countries, including over 85 of the Fortune 100 companies, partner with NICE to transform - and elevate - every customer interaction. www.nice.com

Corporate Media Contact
Christopher Irwin-Dudek, +1 201 561 4442, chris.irwin-dudek@nice.com, ET

Investors
Marty Cohen, +1 551 256 5354, ir@nice.com, ET
Omri Arens, +972 3 763 0127, ir@nice.com, CET

Trademark Note: NICE and the NICE logo are trademarks or registered trademarks of NICE Ltd. All other marks are trademarks of their respective owners. For a full list of NICE’s marks, please see: www.nice.com/nice-trademarks.

Forward-Looking Statements
This press release contains forward-looking statements as that term is defined in the Private Securities Litigation Reform Act of 1995. Such forward-looking statements, including the statements by Mr. Eilam, are based on the current beliefs, expectations and assumptions of the management of NICE Ltd. (the “Company”). In some cases, such forward-looking statements can be identified by terms such as “believe,” “expect,” “seek,” “may,” “will,” “intend,” “should,” “project,” “anticipate,” “plan,” “estimate,” or similar words. Forward-looking statements are subject to a number of risks and uncertainties that could cause the actual results or performance of the Company to differ materially from those described herein, including but not limited to the impact of changes in economic and business conditions, including as a result of the COVID-19 pandemic; competition; successful execution of the Company’s growth strategy; success and growth of the Company’s cloud Software-as-a-Service business; changes in technology and market requirements; decline in demand for the Company's products; inability to timely develop and introduce new technologies, products and applications; difficulties or delays in absorbing and integrating acquired operations, products, technologies and personnel; loss of market share; an inability to maintain certain marketing and distribution arrangements; the Company’s dependency on third-party cloud computing platform providers, hosting facilities and service partners;, cyber security attacks or other security breaches against the Company; the effect of newly enacted or modified laws, regulation or standards on the Company and our products and various other factors and uncertainties discussed in our filings with the U.S. Securities and Exchange Commission (the “SEC”). For a more detailed description of the risk factors and uncertainties affecting the company, refer to the Company's reports filed from time to time with the SEC, including the Company’s Annual Report on Form 20-F. The forward-looking statements contained in this press release are made as of the date of this press release, and the Company undertakes no obligation to update or revise them, except as required by law.